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Exhibit 12.1

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three months ending, March 31,
	1998	1999	2000	2001	2002	2002	2003
	(In Thousands)
Income (loss) from continuing operations before taxes and minority interest	(7,672)	(15,939)	(7,559)	(22,916)	(5,741)	5,712	1,432
Income from equity investments	(931)	(2,497)	(4,852)	(4,995)	(7,903)	(1,951)	(2,371)
Distributions from equity investments	118	2,590	3,156	5,057	9,048	2,862	2,435

Income before fixed charges	(8,485)	(15,846)	(9,255)	(22,854)	(4,596)	6,623	1,496
Plus: fixed charges	27,656	51,092	60,027	89,878	80,349	19,451	20,846

Earnings (as defined)	19,171	35,246	50,772	67,024	75,753	26,074	22,342

Interest expense	27,170	50,464	59,556	81,053	79,796	19,410	20,704
Rent expense (interest portion)	359	492	326	526	453	11	110
Capitalized interest	127	136	145	165	100	30	32

Total fixed charges	27,656	51,092	60,027	81,744	80,349	19,451	20,846

"Earnings" divided by fixed charges	0.69	0.69	0.85	0.82	0.94	1.34	1.07

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  Exhibit 12.1
FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES